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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +212 698 3599 Fax

May 3, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:   John C. Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 57 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the U.S. Equity High Volatility Put Write Index Fund (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2012. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 70 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about May 3, 2012.

Comment 1.	In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1 : The “Tandy” representations are set forth at the end of this letter.

Comment 2.

Please: confirm whether (i) the Trust will be relying on its existing exemptive relief to offer the Fund or whether it will file an application for an amended exemptive order to offer the Fund; and (ii) the Fund will be leveraged.

Response 2 : We hereby confirm that the Trust will be relying on its existing exemptive relief to offer the Fund. We also confirm that the Fund will not (a) borrow or directly employ leverage as part of its principal investment strategies or (b) otherwise attempt to offer investment returns that are a multiple (or inverse) of those of its underlying index.

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Comment 3.	Please confirm that the options positions included in the Index are all “American-style” options that expire at the same time.

Response 3 : We hereby confirm that the options positions included in the Index are all “American-style” options that expire at the same time. We have revised the disclosure accordingly.

Comment 4.

Please explain supplementally and in the Fund’s prospectus what will happen when new money is invested prior to the end of a 60-day period – e.g., will the Fund invest in new options immediately or will it hold the money in cash until the commencement of a new 60-day period?

Response 4 : When new money is invested into the Fund (i.e., when new Creation Units of the Fund are created), the Fund will enter into new options at that point rather than waiting for a new 60-day period to begin. Because the option positions contained in the Index, and thus the Fund, will all be exchange-traded and thus subject to a daily market price, we do not expect that the Fund will experience difficulties in entering into such new option positions at any point during a 60-day period or (b) the values at which the Fund will enter into such options will differ materially from the then-current values of the option positions previously entered into by the Fund (at the beginning of the 60-day period). The disclosure has been revised to reflect the foregoing.

Comment 5.	Please explain supplementally and in the Fund’s prospectus what is meant by “maximum liability under the option.”

Response 5 : The Fund’s maximum liability under the option refers to the strike price of the put option; the disclosure has been revised to clarify the foregoing.

Comment 6.	Please define the term “cash position” and explain what it consists of.

Response 6 : The disclosure has been revised accordingly. The Fund’s cash position consists of three month Treasury bills.

Comment 7.

Please explain supplementally: (i) whether the Fund’s valuation of written put options would remain stable or be marked-to-market; and (ii) how ordinary investors will distinguish the Fund from a money market fund, given that most of the Fund’s assets will consist of its cash position.

Response 7 :(i) The Fund’s written put options are accounted for as liabilities that are valued as described in the Fund’s prospectus under “Pricing Fund Shares.” As disclosed therein, each such option position is exchange-traded and thus the Fund will determine the value of each such option position each business day based on the trading prices of such options during that day. (ii) While the 3-month Treasury bills will constitute most of the assets directly held by the Fund during each 60-day period, the Fund’s investment returns are not expected to be determined by such holdings, but instead by the values of the option positions written by the Fund (and reflected as liabilities by the Fund until the end of each 60-day period and such options are either exercised or expire). We believe the disclosure in the prospectus adequately describes the sources of the Fund’s investment return and thus how the Fund differs from a money market fund, notwithstanding the amount of the Fund’s assets held in its cash position. We therefore do not believe that investor confusion is likely.

Comment 8.

Please confirm that the reference to earmarking in “Put Option Risk” is equivalent to asset coverage of the Fund’s liabilities. In addition, please confirm that such coverage will be equivalent to the strike price of each option position entered into by the Fund.

Response 8 : We hereby confirm that the reference to earmarking in “Put Option Risk” is equivalent to asset coverage of the Fund’s liabilities, and that such coverage will be equivalent to the strike price of each such option.

Comment 9.	Please expand the disclosure in “Non-Correlation Risk” to account for situations where the Fund may not be fully invested or has received new investments in between option expiration dates.

Response 9 : The disclosure has been revised accordingly.

Comment 10.

In the “Who Should Invest” section of the Fund’s prospectus, consider expanding on the types of investors for which the Fund would not be an appropriate investment, even for investors who are looking for a speculative investment.

Response 10 : The disclosure has been revised accordingly.

Comment 11.	In the “Additional Information About the Index” section, clarify that the Fund itself is holding Treasury bills.

Response 11 : We respectfully acknowledge the comment; however, we believe this section is not the appropriate place for this kind of disclosure, expanded versions of which have been added elsewhere in the prospectus in response to previous comments.

Comment 12.

Please confirm that (a) the Fund’s cash position will not exceed 20% of the Fund’s total assets or (b) explain how the Fund otherwise intends to comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (e.g., by holding 80% or more of its assets in put options), or why Rule 35d-1 does not apply to this situation.

Response 12 : We believe the Fund’s name complies with the requirements of Rule 35d-1, as the Fund is writing put options based on equity securities as indicated by the Fund’s name. We believe that requiring the Fund to reflect the holdings of Treasury bills in its name would be per se misleading, as that will not accurately describe the Fund’s investment activities. (In addition, the Fund’s name accurately describes how the Fund will be writing such options, and usage of the word “synthetic” in the Fund’s name to describe the Fund’s option-writing activities would thus not be accurate.)

Comment 13.	Please explain how acquired fund fees and expenses will be treated under the Fund’s unitary fee arrangement.

Response 13 : The Fund does not currently expect to incur such fees and expenses. We hereby confirm that any such fees and expenses, if incurred, would not be included in the Fund’s unitary fee arrangement.

Comment 14.	Please confirm that each Creation Unit of the Fund will consist of at least 25,000 shares of the Fund.

Response 14 : We hereby confirm that each Creation Unit of the Fund will consist of at least 25,000 shares (and will in fact consist of 100,000 shares).

Comment 15.	In the statement of additional information (“SAI”), please explain whether the fixed redemption fee is the only fee that redeeming shareholders will pay.

Response 15 : The disclosure has been revised accordingly.

Comment 16.	Please include an expanded discussion in the SAI of applicable segregation requirements and any special accounting requirements that will apply to the Fund.

Response 16 : The disclosure has been revised accordingly.

Comment 17.

Please note that we may have additional comments on the filing based on the review and comment of other groups within the Commission, including the Divisions of Trading & Markets and Risk, Strategy & Financial Innovation.

Response 17 : We acknowledge the comment.

* * * * * * * *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz